D.F. King & Co., Inc.

Telephone Script

The High Yield Income Fund, Inc.

The High Yield Plus Fund, Inc.

Introduction

Hello, Mr./Ms. (Shareholder). My name is ___________, calling from D.F. King & Co., on behalf of The High Yield Income Fund (HYI) and The High Yield Plus Fund (HYP). I’m calling to follow-up on HYI and HYP’s recent distribution of proxy materials.

Mr. /Ms________, this conversation is being recorded for quality control purposes.

Have you received the materials for HYI and HYP’s Special Meetings of Shareholders scheduled for May 11, 2009?

IF NO – Then help the shareholder obtain the material he/she requires. If a NOBO, give him/her the 800# and have them call back when they receive the material. If registered, we will send the materials directly. In either case, make sure the address is correct, make any necessary corrections, and code the disposition as “14” or “15”.

IF YES – The Boards of Directors of the Funds are asking you to consider the approval of a Plan of Reorganization as set forth in the joint proxy statement dated March 4, 2009. The Boards of Directors have approved the plans and recommend that you vote to approve the Plan for your Fund. For your convenience, I can record your vote over the telephone right now. Will that be okay?

IF YES - Do you have any questions before we proceed?

Take time to answer all questions carefully. Do not give advice. Remind the shareholder that the fund’s Board has recommended that he/she vote in favor of the proposal. Questions should only be addressed by referring to the proxy statement and reading the appropriate sections.

Good, Let’s proceed. Your vote will be recorded. I will ask you for your full name and address of record and ask you to confirm that you have received the Fund’s proxy materials and have authority to vote the shares. You will be mailed a letter confirming your vote which will provide instructions should you later decide to change your vote.

IF NO – Do you have any questions that I may answer?

Take time to answer all questions carefully. Do not give advice. Remind the shareholder that the fund’s Board has recommended that he/she vote in favor of the proposal. Most questions can be addressed by referring to the proxy statement and reading the appropriate sections.

Your vote is important. Please vote by signing, dating and promptly mailing your proxy card in the envelope provided. If you prefer, you can also vote by internet or touch-tone telephone. Simply follow the easy instructions sent with your proxy materials.

Begin the Vote

My name is __________, calling from D.F. King & Co. on behalf of The High Yield Income Fund (HYI) and The High Yield Plus Fund (HYP). Today’s date is __________ and the time is __________.

May I please have your full name as your account is registered? (If shareholder is an entity: May I please have the name of your entity, and your name and title) Please confirm that you are authorized to direct the voting of these [Fund Name] shares?

May I please have your address of record?

.

Have you received the Fund’s Proxy materials for its May 11th Shareholder Meetings?

If the shareholder answers “no” offer to take their name and address and mail the proxy statement.

Actual Voting

The Boards of Directors are asking you to consider a proposal to consider the approval of a Plan of Reorganization, Proposal #1 or Proposal #2 as listed in your joint proxy, and it recommends a vote FOR the proposal. Would you like to vote all of your shares as recommended by the Board in favor of this proposal?

If you are required to read the proposal individually, end each proposal by saying, “The Board recommends that you vote in favor. How would you like to vote?” The valid responses are

F = For proposal.

A = Against proposal.

B = Abstain.

Closing

I have recorded your vote(s). You have voted For/Against/Abstain Proposal #1 or Proposal #2. Is that correct? Great. D.F. King will submit your voting instructions to [Fund Name] as your voting agent. In the next 72 hours, we will mail you a letter confirming your vote. If you wish to change your vote for any reason, please call us at the phone number listed in the letter or follow the instructions in your proxy statement. Thank you for your time, and good bye.

Answering Machine Message

Hello, I’m calling regarding your investment in The High Yield Income Fund, Inc. and The High Yield Plus Fund, Inc. You should have recently received proxy materials in the mail concerning the Fund’s May 11, 2009 Special Meetings of Shareholders.

Your vote is important. Please sign, date and promptly mail your proxy in the postage-paid envelope provided.

Internet or touch-tone telephone voting also is available. Please follow the instructions included with your proxy materials.

If you have any questions, require assistance or need new proxy materials, please call D.F. King, which is assisting your Fund, at 1-800-431-9642.

Thank you.